

September 26, 2023

Zhilin Li
Interim Chief Financial Officer
China Pharma Holdings, Inc.
Second Floor, No. 17, Jinpan Road
Haikou, Hainan Province, China, 570216

      Re: China Pharma Holdings, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2022
           Filed March 30, 2023
           Response dated September 8, 2023
           File No. 001-34471

Dear Zhilin Li:

      We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2022

Item 1. Business, page 1

1.   We note your response to comment 5 and re-issue in part. Please disclose your intentions to distribute earnings, or affirmatively disclose the lack thereof. Please also discuss the tax consequences, if any, of the cash flow transfer between China Pharma and Helpson through China Pharma's wholly owned subsidiary Onny Investment Limited, which you mention on page 4.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46

2.   In your response to prior comment 7, you state, "...deferred payments by state-owned hospitals and local medicine distributors is the reason for the Company's relatively long credit term, as the customers' payments to the Company are contingent on their receipt of

the payments from state-owned hospitals and local medicine distributors." You also state, "...the Company's main customers are drug distributors, not state-owned hospitals, therefore, the Company does not receive payments directly from hospitals." Please address the following regarding your response:

- Tell us and revise to disclose the extent to which there are contractual provisions in your arrangements with your distributor customers that make them "contingent on their receipt of the payments from state-owned hospitals and local medicine distributors." Explain what you mean that such payments are contingent on these receipts.

- Tell us and revise to disclose the insight that you have into the receipts of your customer distributors from their state-owned hospital and local medicine distributor customers. Clarify the extent to which you have insight into pricing discounts, contractual adjustments, or other allowance adjustments to revenue between your customer distributors from their state-owned hospital and local medicine distributor customers.

- Expand your MD&A disclosure to discuss the risks and uncertainties of collecting the amounts that are contingently payable based on your distributor customers' receipt of the payments from state-owned hospitals and local medicine distributors. As part of your disclosure, explain how you evaluate the amounts due from the state-owned hospitals and local medicine distributors to your customers as part of your evaluation of the collectability of your receivables from your distributor customers.

- Tell us in detail how you evaluated the guidance in ASC 606 to determine whether the revenue from your distributor customers that is contingent on their receipt of the payments from state-owned hospitals and local medicine distributors should be constrained until that contingency has been resolved.

- We note your statement, "...the Company has no write-off in fiscal years ended December 31, 2022 and 2021." You also propose to disclose, on page 52 of the amended Form 10-K, "For customers (i) whose business license has been cancelled or expired; (ii) whose key business certificates such as GSP (Good Supply Practice) license have been invalid or revoked; (iii) who have no ability to continue operations, or (iv) who are encountering other issues that lead to accounts receivable unrecoverable, the receivable will be written-off as per the resolution of our Board of Directors." However, tell us and revise to clarify how you determined whether you have experienced adjustments to revenue such as pricing discounts, contractual adjustments, or other revenue adjustments that are other than credit related. Explain how you determined whether your revenue should be reported "net" of such contractual adjustments.

General

3.   We note your response to comment 8 and re-issue in part. Please prominently disclose the risk that the Chinese government may intervene or influence your operations at any time and that this could result in a material change in your operations and/or the value of your securities.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744 or Kevin Vaughn, Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius, Staff Attorney, at (202) 551-7967 or Jason Drory, Staff Attorney, at (202) 551-8342 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences